Exhibit (a)(18)
Via E-mail

From:	XO NOW
Sent:	Friday, July 06, 2001 3:59 PM
To:	XO —USA All EMPLOYEE

“Relevant, Timely, Company-wide News”

In this message:

Employee Stock Option Exchange —Deadline Friday, July 13, 2001

Employee Stock Option Exchange Deadline Just One Week Away

The deadline for participating in XO Communications’ offer to exchange certain stock options for new options is approaching fast. All eligible employees have until 11:59 p.m., ET on next Friday, July 13, 2001. Please note that the terms and conditions of the offer have not changed. If you have yet to deliver your signed letter of transmittal and Schedule A, please make your election to accept or reject the offer immediately. Please direct any questions to the Stock Option Exchange Program call center at: (800) 405-8502 or (703) 547-2994.